SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Oppenheimer International Growth Currency Hedged Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

6803 South Tucson Way, Centennial, Colorado 80112-3924

Telephone Number (including area code):  303-768-3200

Name and address of agent for service of process:

  Arthur S. Gabinet, Esq.

Executive Vice President & General Counsel

OFI Global Asset Management, Inc.

225 Liberty Street, 15th Floor

New York, New York 10281-1008

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   Yes X No _____

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 19th day of October, 2015.

Oppenheimer International Growth Currency Hedged Fund

By: /s/ Taylor V. Edwards

Taylor V. Edwards

Secretary

Attest:

By: /s/ Edward Gizzi

Edward Gizzi

Assistant Secretary